UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: MERCANTILE ALTERNATIVE STRATEGIES FUND FOR TAX-EXEMPT/DEFERRED INVESTORS (TEDI) LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Two Hopkins Plaza
Baltimore, MD 21201

Telephone Number (including area code):

(410) 237-5900

Name and address of agent for service of process:

Jennifer E. Vollmer
Mercantile Capital Advisers, Inc.
Two Hopkins Plaza
Baltimore, MD 21201

Copies to:
S. Elliott Cohan	Yukako Kawata
Kramer Levin Naftalis & Frankel LLP	Davis Polk & Wardwell
1177 Avenue of the Americas	450 Lexington Avenue
New York, New York 10036	New York, New York 10017

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒   NO ☐

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Baltimore and the State of Maryland on the 30th day of September, 2005.

MERCANTILE ALTERNATIVE STRATEGIES
FUND FOR TAX-EXEMPT/DEFERRED
INVESTORS (TEDI) LLC

By:	/s/ Savonne L. Ferguson

	Name:	Savonne L. Ferguson
	Title:	Assistant Secretary

Attest:	/s/ Cornelia H. McKenna

Name:	Cornelia H. McKenna
Title:	Vice President